EXHIBIT 99.1

FirstService Reports Strong Fourth Quarter and Full Year Results

  Quarterly and annual revenue up 15%
  Strong profitability further driven by significant margin improvement

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2017	2016	2017	2016

Revenues (millions)	$438.1	$381.1	$1,705.5	$1,482.9
Adjusted EBITDA (millions) (note 1)	40.5	30.7	162.0	130.3
Adjusted EPS (note 2)	0.51	0.41	2.03	1.62

GAAP Operating Earnings	27.7	18.9	107.6	90.6
GAAP EPS	0.40	0.19	1.45	0.92

TORONTO, Feb. 07, 2018 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today announced strong fourth quarter and full year results for the year ended December 31, 2017. All amounts are in US dollars.

Revenues for the fourth quarter were $438.1 million, a 15% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $40.5 million, up 32%, and Adjusted EPS (note 2) was $0.51, up 24% from the prior year quarter. GAAP Operating Earnings were $27.7 million, relative to $18.9 million in the prior year period. GAAP diluted EPS was $0.40 per share in the quarter, compared to $0.19 for the same quarter a year ago.

For the year ended December 31, 2017, revenues were $1.71 billion, a 15% increase relative to the prior year. Adjusted EBITDA was $162.0 million, up 24%, and Adjusted EPS was $2.03, up 25% versus the prior year of $1.62. GAAP Operating Earnings were $107.6 million, compared to $90.6 million in the prior year period. GAAP diluted EPS for the year was $1.45, relative to $0.92 in the prior year.

“We are pleased to close 2017 with another strong quarter of financial results, further reinforcing the robust growth we delivered throughout the year. Strong focus and execution around further improving our profitability and building out our company-owned operations were key drivers to our performance,” said Scott Patterson, Chief Executive Officer of FirstService. “We feel confident about the strategic direction and prospects across our businesses moving through 2018.”

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates US$1.7 billion in annual revenues and has more than 18,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential revenues totalled $290.9 million for the fourth quarter, up 6% relative to $274.4 million in the prior year quarter. The revenue increase was evenly split between organic growth and growth from recent acquisitions. Adjusted EBITDA was $23.4 million, compared to $17.2 million reported in the prior year period. Fourth quarter margin expansion resulted from continuing operating efficiencies and improved labour cost management relative to the prior year quarter. GAAP Operating Earnings were $17.5 million, versus $11.6 million for the fourth quarter of last year.

FirstService Brands revenues totalled $147.2 million, up 38% versus $106.7 million in the prior year period. The increase was comprised of 16% organic growth and the balance from recent acquisitions. Organic growth for the quarter benefited from hurricane-related work at our Paul Davis National company-owned operations. Adjusted EBITDA for the quarter was $20.2 million, up 26% versus the prior year quarter. GAAP Operating Earnings were $14.2 million, versus $10.5 million in the prior year quarter. The FirstService Brands division margin was lower in the quarter due to increased contribution from our faster-growing company-owned operations, including Paul Davis Restoration, California Closets and Century Fire Protection, relative to our higher margin franchised operations.

Corporate costs, as presented in Adjusted EBITDA were $3.1 million in the fourth quarter, relative to $2.6 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $3.9, relative to $3.1 million in the prior year period.

Segmented Full Year Results
FirstService Residential revenues were $1.2 billion, up 6% relative to 2016, with the increase comprised of 4% organic growth and 2% from acquisitions. Organic growth was primarily driven by competitive contract wins across our markets. Adjusted EBITDA was $99.9 million, up 19% versus the prior year, with related margin expansion driven by continued operating improvements and further optimization of our labour resources. GAAP Operating Earnings were $77.6 million, compared to $62.6 million in the prior year.

FirstService Brands revenues for the year totalled $531.1 million, up 44% versus the prior year, comprised of 12% organic growth and the balance from recent acquisitions. Organic growth was largely due to very strong growth from our Paul Davis company-owned operations, particularly Paul Davis National, as well as double digit revenue growth at our California Closets and Century Fire company-owned operations and within our CertaPro Painters, California Closets and Floor Coverings International franchised systems. Adjusted EBITDA for the year was $74.4 million, up 32% relative to the prior year. The division operating margin was impacted by the increased revenue mix from our faster-growing, lower-margin company-owned operations, as well as weak performance at Service America. GAAP Operating Earnings were $46.7 million, versus $41.2 million a year ago.

Corporate costs, as presented in Adjusted EBITDA, were $12.3 million for the full year, relative to $10.1 million in the prior year. On a GAAP basis, corporate costs were $16.6 million, relative to $13.2 million a year ago. The increase reflects headcount additions at our corporate office, as well as the impact of foreign exchange.

Stock Repurchases
During the year, the Company repurchased 271,378 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid (“NCIB”) at an average price of $62.96 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,958,622 Subordinate Voting Shares under its NCIB, which expires on August 23, 2018.

Conference Call & Presentation
FirstService will be holding a conference call on Wednesday, February 7, 2018 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter and full year. The number to use for this call is 416-623-0333 for Toronto area callers or 1-855-353-9183 for all other callers, passcode 30080# for both. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2016 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; and (vii) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2017	2016	2017	2016

Net earnings	$24,647	$11,716	$76,673	$54,243
Income tax	589	4,848	22,607	27,387
Other expense (income)	2	(60)	(1,520)	(232)
Interest expense, net	2,489	2,413	9,867	9,152
Operating earnings	27,727	18,917	107,627	90,550
Depreciation and amortization	11,816	11,013	42,049	36,969
Goodwill impairment charge	-	-	6,150	-
Acquisition-related items	68	209	2,019	61
Stock-based compensation expense	895	521	4,132	2,744
Adjusted EBITDA	$40,506	$30,660	$161,977	$130,324

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) goodwill impairment charges; (v) stock-based compensation expense; (vi) a stock-based compensation tax adjustment related to a US GAAP change; and (vii) an income tax recovery on the enactment of US Tax Reform. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings per common share to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2017	2016	2017	2016

Net earnings	$24,647	$11,716	$76,673	$54,243
Non-controlling interest share of earnings	(1,487)	(59)	(8,228)	(5,238)
Acquisition-related items	68	209	2,019	61
Amortization of intangible assets	4,014	4,495	14,354	14,195
Goodwill impairment charge	-	-	6,150	-
Stock-based compensation expense	895	521	4,132	2,744
Stock-based compensation tax adjustment for US GAAP change	(2,530)	-	(8,460)	-
Income tax recovery on enactment of US Tax Reform	(2,514)	-	(2,514)	-
Income tax on adjustments	(4,317)	(1,980)	(9,586)	(6,638)
Non-controlling interest on adjustments	(82)	(105)	(356)	(278)
Adjusted net earnings	$18,694	$14,797	$74,184	$59,089

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2017	2016	2017	2016

Diluted net earnings (loss) per share	$0.40	$0.19	$1.45	$0.92
Non-controlling interest redemption increment	0.23	0.13	0.42	0.42
Acquisition-related items	-	0.01	0.05	-
Amortization of intangible assets, net of tax	0.07	0.07	0.23	0.23
Goodwill impairment charge, net of tax	(0.07)	-	0.10	-
Stock-based compensation expense, net of tax	0.02	0.01	0.08	0.05
Stock-based compensation tax adjustment for US GAAP change	(0.07)	-	(0.23)	-
Income tax recovery on enactment of US Tax Reform	(0.07)	-	(0.07)	-
Adjusted earnings per share	$0.51	$0.41	$2.03	$1.62

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2017	2016	2017	2016

Revenues	$438,109	$381,116	$1,705,456	$1,482,889

Cost of revenues	297,923	268,758	1,189,373	1,050,087
Selling, general and administrative expenses	100,575	82,219	358,238	305,222
Depreciation	7,802	6,518	27,695	22,774
Amortization of intangible assets	4,014	4,495	14,354	14,195
Goodwill impairment charge	-	-	6,150	-
Acquisition-related items (1)	68	209	2,019	61
Operating earnings	27,727	18,917	107,627	90,550
Interest expense, net	2,489	2,413	9,867	9,152
Other expense (income)	2	(60)	(1,520)	(232)
Earnings before income tax	25,236	16,564	99,280	81,630
Income tax	589	4,848	22,607	27,387
Net earnings	24,647	11,716	76,673	54,243
Non-controlling interest share of earnings	1,487	59	8,228	5,238
Non-controlling interest redemption increment	8,538	4,874	15,367	15,408
Net earnings attributable to Company	$14,622	$6,783	$53,078	$33,597

Net earnings per common share

Basic	$0.41	$0.19	$1.48	$0.93
Diluted	0.40	0.19	1.45	0.92

Adjusted earnings per share (2)	$0.51	$0.41	$2.03	$1.62

Weighted average common shares (thousands)
Basic	35,908	35,904	35,909	35,966
Diluted	36,584	36,305	36,559	36,366

(1)     Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2)     See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2017	December 31, 2016

Assets
Cash and cash equivalents	$57,187	$43,384
Restricted cash	9,707	13,450
Accounts receivable	182,442	164,074
Other current assets	71,987	58,146
Deferred income tax	-	24,738
Current assets	321,323	303,792
Other non-current assets	4,916	5,115
Deferred income tax	674	1,693
Fixed assets	85,056	73,083
Goodwill and intangible assets	425,764	387,281
Total assets	$837,733	$770,964

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$154,280	$135,266
Other current liabilities	46,998	38,813
Long-term debt - current	2,751	1,043
Current liabilities	204,029	175,122
Long-term debt - non-current	266,874	249,866
Other liabilities	41,204	31,429
Deferred income tax	4,685	31,167
Redeemable non-controlling interests	117,708	102,352
Shareholders' equity	203,233	181,028
Total liabilities and equity	$837,733	$770,964

Supplemental balance sheet information
Total debt	$269,625	$250,909
Total debt, net of cash	212,438	207,525

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2017	2016	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$24,647	$11,716	$76,673	$54,243
Items not affecting cash:
Depreciation and amortization	11,815	11,014	42,049	36,969
Goodwill impairment charge	-	-	6,150	-
Deferred income tax	(6,907)	(2,075)	(7,110)	1,304
Other	939	152	5,664	737
	30,494	20,807	123,426	93,253

Changes in operating assets and liabilities	8,875	(802)	(7,791)	15,752
Net cash provided by operating activities	39,369	20,005	115,635	109,005

Investing activities
Acquisition of businesses, net of cash acquired	(4,524)	(10,418)	(39,573)	(90,852)
Purchases of fixed assets	(10,182)	(9,043)	(36,257)	(29,122)
Other investing activities	5,743	(765)	(88)	(10,869)
Net cash used in investing activities	(8,963)	(20,226)	(75,918)	(130,843)

Financing activities
Increase (decrease) in long-term debt, net	(25,130)	7,167	17,422	49,385
Purchases of non-controlling interests, net	(1,471)	(1,098)	(6,939)	(1,057)
Dividends paid to common shareholders	(4,398)	(3,958)	(17,141)	(15,471)
Repurchases of subordinate voting shares	(3,555)	(8,166)	(17,085)	(9,515)
Distributions paid to non-controlling interests	(1,455)	(741)	(4,504)	(4,985)
Other financing activities	645	1,234	1,919	1,143
Net cash provided by (used in) financing activities	(35,364)	(5,562)	(26,328)	19,500

Effect of exchange rate changes on cash	(67)	(13)	414	162

Increase (decrease) in cash and cash equivalents	(5,025)	(5,796)	13,803	(2,176)

Cash and cash equivalents, beginning of period	62,212	49,180	43,384	45,560

Cash and cash equivalents, end of period	$57,187	$43,384	$57,187	$43,384

Segmented Results
(in thousands of US$)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2017
Revenues	$290,948	$147,161	$-	$438,109
Adjusted EBITDA	23,418	20,219	(3,131)	40,506
Operating earnings	17,466	14,168	(3,907)	27,727

2016
Revenues	$274,436	$106,680	$-	$381,116
Adjusted EBITDA	17,203	16,086	(2,629)	30,660
Operating earnings	11,566	10,507	(3,156)	18,917

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2017
Revenues	$1,174,332	$531,124	$-	$1,705,456
Adjusted EBITDA	99,869	74,405	(12,297)	161,977
Operating earnings	77,569	46,655	(16,597)	107,627

2016
Revenues	$1,112,820	$370,069	$-	$1,482,889
Adjusted EBITDA	84,189	56,283	(10,148)	130,324
Operating earnings	62,539	41,173	(13,162)	90,550

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500